

March 16, 2012

Via E-Mail
Indra K. Nooyi
Chief Executive Officer
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

      Re: **PepsiCo, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 27, 2012
                File No. 001-01183

Dear Ms. Nooyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition

Results of Operations, page 51

1. We note footnote (a) to the table on page 55 indicates volume amounts presented in the table <u>include</u> nonconsolidated joint venture volume. We also note that such volume is not consistent with volume that is included in net revenue. In order to provide an investor with a better understanding of the drivers of your business and volume changes underlying net revenue, please confirm in future filings you will revise the discussion of your results of operations on a consolidated basis and by segment for each period presented to describe and quantify underlying variances between periods. For example, you disclose your Latin American Foods net revenues increased by 13% due to net pricing and growth, yet you do not quantify how much of the 13% increase is attributable

to net pricing versus volume growth. Similarly, your operating profit discussion of this segment does not quantify the impact of underlying variances such as higher commodity costs.

Our Liquidity and Capital Resources, page 64

2. We note in your most recent earnings conference call you disclosed that your "cash is largely offshore" (i.e. held by your foreign subsidiaries) and it is considered "tax inefficient to repatriate." We also note that you expect in fiscal 2012 to generate $9 billion in cash from operations, use $3 billion for capital expenditures, $3 billion for share repurchases and $3 billion for dividends. Further, over half of your revenue and income from operations are generated offshore. Considering the items noted above and your disclosure on page 91 that you intend to continue to reinvest the $34.1 billion in undistributed international earnings for the foreseeable future, and to provide an investor with a better understanding of the availability of funds for domestic operations (such as payment of debt, dividends, share repurchase, acquisitions, capital expenditures, etc.), please provide us with, and confirm that in future Exchange Act filings you will disclose, the following:

- the amounts of cash, cash equivalents and short-term investments that are currently held by your foreign subsidiaries;
- the amounts of cash and short-term investments held by foreign subsidiaries where the funds are not readily convertible into other foreign currencies, including U.S. dollars;
- if foreign earnings are repatriated, disclose that these amounts would be subject to income tax liabilities both in the US and in the various foreign countries;
- explain any other implications or restrictions upon your liquidity that is impacted by the majority of your cash, cash equivalents and short term investments held by foreign subsidiaries (e.g. the use of domestic debt to satisfy domestic priorities including share repurchase and dividends).

Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements

Note 5 – Income Taxes, page 89

3. We note your tax rate reconciliation includes a reduction of approximately 8.7% related to lower taxes on foreign results. Please tell us about the countries for which this item relates and if there is a concentration in any particular country.

Undistributed International Earnings, page 91

4. We note you had approximately $34.1 billion in undistributed international earnings as of December 31, 2011, and that you intend to reinvest these earnings outside the U.S. for the foreseeable future. Please tell us the factors you considered in your determination that

there is sufficient evidence that your undistributed international earnings will continue to be indefinitely reinvested. Refer to FASB ASC 740-30-25-17 to 740-30-25-19.

5. We note your undistributed international earnings increased by $7.5 billion during the fiscal year ended December 31, 2011. Please tell us how this amount was determined with consideration of your foreign income before income taxes and lower overall foreign tax rate.

Form 8-K filed February 9, 2012

Reconciliation of GAAP and Non-GAAP Information

Certain Line Items, page A-12

6. We reissue our prior comment 2 from our letter dated April 9, 2010. We note that you have presented an alternative income statement which excludes certain items recorded in your GAAP-basis Statement of Income. This represents a full non-GAAP income statement which does not appear consistent with Regulation G or your prior response dated April 21, 2010. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining